KW 3/8

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SoFi Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Letterman Drive, Building C, Suite 250
(No. and Street)

San Francisco	CA	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Williams **415-385-0419**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 1000	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

[redacted]

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

13013901

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KH 3/12

OATH OR AFFIRMATION

I, Scott Chandler Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOFI SECURITIES LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CCO

Title

DANIEL EUGENE DURAN
Commission # 1920850
Notary Public - California
San Francisco County
My Comm. Expires Jan 8, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

Independent Auditors' Report

To the Members of
SoFi Securities, LLC

We have audited the accompanying statement of financial condition of SoFi Securities, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoFi Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

YSL & Associates LLC

New York, NY
February 25, 2013

SOFI SECURITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2012

SOFI SECURITIES LLC

CONTENTS

SOFI SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash	$ 40,124
	$ 40,124
LIABILITY AND MEMBERS' EQUITY	
Liability, Due to affiliate	$ 400
Members' equity	39,724
	$ 40,124

SOFI SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2012

Revenues		
Commission income	$	16,705
Expenses		
Regulatory fees		45,000
Commission expense		16,705
Administrative service fees		1,200
Other		167
		63,072
Net loss	$	(46,367)

SOFI SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2012

Members' equity, beginning of year	$	7,805
Contributions		78,286
Net loss		(46,367)
Members' equity, end of year	$	39,724

See accompanying notes to financial statements.

SOFI SECURITIES LLC
STATEMENT OF CASH FLOWS

Year Ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(46,367)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in cash attributable to changes in operating liabilities:		
Decrease in due to affiliate		(800)
Net cash used in operating activities		(47,167)
Cash provided by financing activities		
Capital contributions		78,286
Net cash provided by financing activities		78,286
Net increase in cash and cash equivalents		31,119
Cash, beginnning of year		9,005
Cash, end of year	$	40,124
Supplemental disclosure of non-cash financing activity		
Deemed Contribution, forgiveness of indebtness to Parent	$	-

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

SoFi Securities LLC (the "Company"), formerly known as Bohica Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. On January 18, 2011 the Company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of private placement of securities.

In January 2012 the Company was sold to Social Finance, Inc. The Company's activities are directly related to investment products of its parent and other affiliates.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Banking

Private placement revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Private placement revenues also include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. These fees and related expenses are recorded at the time the placement is completed and the income is reasonably determinable.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for federal and state tax purposes and does not pay any taxes to those jurisdictions. The Company is subject to New York City Unincorporated Business Tax. The Company's income or loss is taken into consideration in the tax returns of its members.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2008.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness

to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year) and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $39,700, which was approximately $34,700 in excess of its minimum requirement of $5,000.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and an affiliate, Integrated Management Solutions USA LLC, the Company pays a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $1,200 for the year ended December 31, 2012 under the Agreement. As of December 31, 2012, $400 of these expenses remain payable to the affiliate.

5. Concentrations of credit risk

The Company maintains its cash in one financial institution. The Company does not consider itself to be at risk with respect to its cash.

SUPPLEMENTARY INFORMATION

SOFI SECURITIES LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

Members' equity			$	39,724
Net capital			$	39,724
Aggregate indebtedness			$	400
Computed minimum net capital required (6 2/3% of aggregate indebtedness)			$	27
Minimum net capital required (under SEC Rule 15c3-1)			$	5,000
Excess net capital ($7,805 - $5,000)			$	34,724
Percentage of aggregate indebtedness to net capital	$	400		
	$	39,724		
				1.01%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

SOFI SECURITIES LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

YSL & Associates LLC

Certified Public Accountants

11 Broadway, Suite 1000
New York, NY 10004
Tel: (212) 232-0122
Fax: (212) 232-0123

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Members of
SoFi Securities, LLC

In planning and performing our audit of the financial statements of SoFi Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively greater reliance must be place on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

YSL & Associates LLC

New York, NY
February 25, 2013

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

SIPC-6
(34-REV 7/10)

General Assessment Payment Form

For the first half of the fiscal year ending December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-68389 FINRA DEC
SOFI SECURITIES LLC
39 BROADWAY, SUITE 3300
New York NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel 212-509-7800

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ -

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (-)

2. Assessment balance due -

B. Interest computed on late payment (see instructions E) for ___ days at 20% per annum -

C. Total assessment and interest due $ -

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

SOFI SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of July, 20 12.

FINOP
(Title)

This form is the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **6/30/2012**
Eliminate cents

Item No.			
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ -
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
	(2) Net loss from principal transactions in securities in trading accounts.		-
	(3) Net loss from principal transactions in commodities in trading accounts.		-
	(4) Interest and dividend expense deducted in determining item 2a.		-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
	(7) Net loss from securities in investment accounts.		-
	Total additions		-
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
	(2) Revenues from commodity transactions.		-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
	(4) Reimbursements for postage in connection with proxy solicitation.		-
	(5) Net gain from securities in investment accounts.		-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
	INVESTMENT ADVISORY INCOME		-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	$ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	$ -	
	Enter the greater of line (i) or (ii)		-
	Total deductions		-
2d.	SIPC Net Operating Revenue		$ -
2e.	General Assessment @ .0025		$ -

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068389 FINRA DEC
SOFI SECURITIES LLC 10*10
ONE LETTERMAN DR BLDG C MAIN FLR STE 250
SAN FRANCISCO CA 94129

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Williams 415.385.0419

2. A. General Assessment (item 2e from page 2)		$ —
B. Less payment made with SIPC-6 filed (**exclude interest**)		( )
________ Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		—
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ —
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ —	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SOFI SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of February, 2013.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,730
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,705
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Misc Income (Deductions in excess of $100,000 require documentation)	25
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	16,730
2d. SIPC Net Operating Revenues	$ -
2e. General Assessment @ .0025	$ - (to page 1, line 2.A.)